UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
BizzTech Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 12, 2021

Physical address of issuer
3907 Antelope Trl, Temple, TX 76504

Website of issuer
www.bizztech.io

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$950,000.00

Deadline to reach the target offering amount
April 17, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end
Total Assets	$8,431.00
Cash & Cash Equivalents	$0.00
Accounts Receivable	$0.00
Short-term Debt	$2,169.00
Long-term Debt	$0.00
Revenues/Sales	$0.00
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Loss	($2,255)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 17, 2022

FORM C

Up to $950,000.00

BizzTech Inc.



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by BizzTech Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $950,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). At the conclusion of the Offering, the Company shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$950,000.00	$47,500.00	$902,500.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

(2)   The Company will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary will also receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.bizztech.io no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 17, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION

CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.bizztech.io

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

BizzTech Inc. (the "Company") is a Delaware Corporation, formed on July 12, 2021.

The Company is located at 3907 Antelope Trl, Temple, TX 76504.

The Company's website is www.bizztech.io.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

BizzTech sells usage of the Tookeo platform, a web-based metaverse platform, to event organizers, enterprises, and other verticals such as education. It charges a preparation fee and a per attendee fee for each virtual event held on the Tookeo Platform, and a monthly service and usage fee to customers that use the Tookeo Platform as a permanent platform or on a monthly basis for ongoing events or business use.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$950,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$950,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 17, 2023
Use of proceeds	See the description of the use of proceeds on page 32 hereof.
Voting Rights	See the description of the voting rights on page 45 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The company started generating revenue in October 2022, but relies on external financing to continue operations.
We are a startup company and our business model currently focused on product development and demand generation. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately May, 2023 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing, or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending, and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on July 12, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of

advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to taxation related risks in multiple jurisdictions.

We are a U.S.-based multinational company subject to tax in multiple U.S. Significant judgment is required in determining our global provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a nationwide basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be contested or overturned by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. The U.S. recently enacted significant tax reform, and certain provisions of the new law may adversely affect us. In addition, governmental tax authorities are increasingly scrutinizing the tax positions of companies. If U.S. tax authorities change applicable tax laws, our overall taxes could increase, and our business, financial condition or results of operations may be adversely impacted.

Net neutrality could have an adverse impact on our business and results of operations.

On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling, and the FCC reaffirmed the repeal in October 2020. At the state level, California, Colorado, Maine, New Jersey, Oregon, Vermont and Washington, and Puerto Rico have either adopted resolutions or passed legislation in support of net neutrality. Nine additional states have proposed net neutrality legislation in their respective 2021 sessions. Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

If government regulations relating to the internet or other areas of our business change, we may need to alter the manner in which we conduct our business, or incur greater operating expenses. The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

Changes in laws or regulations that adversely affect the growth, popularity or use of the internet, including laws impacting net neutrality, could decrease the demand for our service and increase our cost of doing business. Furthermore, favorable laws may change, including for example, in the United States where net neutrality regulations were repealed. Given uncertainty around these rules, including changing interpretations, amendments or repeal, coupled with potentially significant political and economic power of local network operators, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

If we fail to maintain or, in newer markets establish, a positive reputation concerning our service, including the content we offer, we may not be able to attract or retain consumers, and our operating results may be adversely affected.

We believe that a positive reputation concerning our service is important in attracting and retaining consumers. To the extent our content, in particular, our original programming, is perceived as low quality, offensive or otherwise not compelling to consumers, our ability to establish and maintain a positive reputation may be adversely impacted. To the extent our content is deemed controversial or offensive by government regulators, we may face direct or indirect retaliatory action or behavior, including being required to remove such content from our service, our entire service could be banned and/or become subject to heightened regulatory scrutiny across our business and operations. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or result in negative reaction, our ability to establish and maintain a positive reputation may likewise be adversely impacted. With newer markets, we also need to establish our reputation with consumers and to the extent we are not successful in creating positive impressions, our business in these newer markets may be adversely impacted.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the internet. If network operators block, restrict or otherwise impair access to our service over their networks, our service and business could be negatively affected. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our membership acquisition and retention could be negatively impacted. Furthermore, to the extent network operators create tiers of internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Most network operators that provide consumers with access to the internet also provide these consumers with multichannel video programming. As such, many network operators have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. While we believe that consumer demand, regulatory oversight and competition will help check these incentives, to the extent that network operators are able to provide preferential treatment to their data as opposed to ours or otherwise implement discriminatory network management practices, our business could be negatively impacted. The extent to which these incentives limit operator behavior differs across markets.

Our reputation and relationships with consumers would be harmed if our membership data, particularly billing data, were to be accessed by unauthorized persons.

We maintain personal data regarding our members, including names and billing data. This data is maintained on our own systems as well as that of third parties we use in our operations. With respect to billing data, such as credit card numbers, we rely on encryption and authentication technology to secure such information. We take measures to protect against unauthorized intrusion into our consumers' data. Despite these measures we, our payment processing services or other third-party services we use, could experience an unauthorized intrusion into our consumers' data. In the event of such a breach, current and potential members may become unwilling to provide the information to us necessary for them to remain or become consumers. We also may be required to notify regulators about any actual or perceived data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. We also maintain employment and personal information concerning our employees, as well as personal information of others working on our productions. Should an unauthorized intrusion into our consumers' or employees' data occur, our business could be adversely affected and our larger reputation with respect to data protection could be negatively impacted.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing and maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues, and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by limiting the type and volume of information collected, and storing this information in secure offsite locations with redundant security measures and encryption. The expenses associated with these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment, and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, streaming technology, our recommendation and merchandising technology, title selection processes and marketing activities.

Trademark, copyright, patent, and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content we produce and distribute through our service. We use the intellectual property of third parties in creating some of our content, merchandising our products and marketing our service. If we are unable to obtain sufficient rights, successfully defend our use, or develop non-infringing technology or otherwise alter our business practices on a timely basis in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the internet. We have not searched patents relative to our technology. Defending ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, results in costly litigation and diversion of technical and management personnel. It also may result in our inability to use our current website, streaming technology, our recommendation and merchandising technology or inability to market our service or merchandise our products. We may also have to remove content from our service, or remove consumer products or marketing materials from the marketplace. As a result of a dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our content, merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

We will need to deploy capital to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.
In particular, the Company is dependent on Rosi Vieira, Jason F. Shuster, Dirk Schmidt, Andrew Maner PhD, and John VanderZwet who hold titles such as Chief Marketing Officer, Chief

Operations Officer, VP Business Development, Chief Executive Officer, Chief Technology Officer, and Advisor on Technology, and Head of Product, respectively.

The Company has or intends to enter into employment agreements with Rosi Vieira, Jason F Shuster, Dirk Schmidt, Andrew Maner PhD, and John VanderZwet although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Rosi Vieira, Jason F. Shuster, Dirk Schmidt, Andrew Maner PhD, and John VanderZwet or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Rosi Vieira, Jason F Shuster, Dirk Schmidt, Andrew Maner PhD, and John VanderZwet in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Rosi Vieira, Jason F. Shuster, Dirk Schmidt, Andrew Maner PhD, and John VanderZwet die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact,

among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including marketing and sales efforts, supply chain, etc.. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company

may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and

other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our success depends on our ability to attract influencers, large and small, to promote and host events.
The Company's business model is predicated upon drawing interest from and recruiting to the platform people to host events for their community of friends and followers of all sizes. Our inability to appeal to prospective hosts may adversely impact our business and could result in the need to increase revenue share splits and/or provide minimum guarantees to host in order to attract them to our platform. The resulting effect may place downward pressure on our margins.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.
We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute co-viewing events and other content that meet the changing preferences of the broad domestic consumer market. We also obtain a significant portion of our content from third parties, such as movie studios and other suppliers. While licensing terms are presently favorable, entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

We face risks, such as unforeseen costs and potential liability in connection with content we acquire, produce, license and/or distribute through our service.
As a distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of materials that we acquire, license and/or distribute. We also may face potential liability for content used in promoting our service,

including marketing materials. We are devoting more resources toward the development, production, marketing and distribution of original programming, including TV series and movies. We believe that original programming can help differentiate our service from other offerings, enhance our brand and otherwise attract and retain members. To the extent our original programming does not meet our expectations, in particular, in terms of costs, viewing and popularity, our business, including our brand and results of operations may be adversely impacted. As we expand our original programming, we have become responsible for production costs and other expenses, such as ongoing guild payments. We may face potential liability or may suffer losses in connection with these arrangements, including but not limited to if such third parties violate applicable law, become insolvent or engage in fraudulent behavior. To the extent we create and sell physical or digital merchandise relating to our original programming, and/or license such rights to third parties, we could become subject to product liability, intellectual property or other claims related to such merchandise. We may decide to remove content from our service, not to place licensed or produced content on our service or discontinue or alter production of original content if we believe such content might not be well received by our members or could be damaging to our brand or business.

To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately does not appear on or is removed from our service, or if we become liable for content we acquire, license and/or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our results of operations. We may not be indemnified against claims or costs of these types and we may not have insurance coverage for these types of claims.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company

has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

The terms of this Offering have been arbitrarily determined.
If you purchase the Securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.
A public market does not currently exist for the Securities, and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market,

investors may have substantial difficulty selling their Securities or any securities underlying the Securities or getting any liquidity on their investment.

The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of shares of the Securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 93% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote.

By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum

Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to outstanding software development fees for amounts which are currently due.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN

THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

BizzTech sells usage of the Tookeo platform, a web-based metaverse platform, to event organizers, enterprises, and other key verticals such as education. We charge a preparation fee, and a per attendee fee for each virtual event held on the Tookeo Platform, and a monthly service and usage fee to customers that use the Tookeo Platform as a permanent platform or on a monthly basis for ongoing events or business use.

Business Plan

BizzTech is committed to bringing the best user experience to its customers through its innovative approach to virtual events and to the Metaverse concept. BizzTech's business strategy leverages its ability to design and develop its own source code with the goal of providing its customers with innovative design, superior ease-of-use and seamless integration. As part of its strategy, BizzTech continues to expand its platform and continually push the bounds of customization, realism and accessibility. We aim to facilitate unique customer experiences and help do business virtually through a variety of devices, including PC, Mac, Apple and Android. BizzTech also supports a community for the development of third-party software and digital content that complement the Company's offerings. BizzTech is wholly committed to the idea of Web 3.0 and its many applications, and all future development of Tookeo and future products will be done with Web 3.0 at its center.

BizzTech operates a freemium platform play model, utilizing a free-to-use base model charging 20% of revenue generated from clients, with the opportunity to gain access to premium features through monthly subscriptions and premium fees. The model is multi-faceted to adequately serve the needs of various customers including single event organizers, multiple event organizers, and enterprises. In the future, BizzTech plans to scale by monetizing data collected from the platform, which will be valuable to sponsors, advertisers, and exhibitors.

History of the Business

The BizzTech concept incepted in 2018 when co-founders (Dirk Schmidt and Rosi Vieira)
lived in Spain. (Operations were limited to freelance work conducted by Dirk Schmidt.) The company was incorporated in the state of Delaware and officially launched operations in July, 2021.

The Company's Products and/or Services

Product / Service	Description	Current Market
Tookeo	Web-Based, Highly Realistic Metaverse Platform	SME, LE, Education

We are currently planning a larger scale metaverse offering using our web-based system that will be in development later this year.

Currently, we distribute our Tookeo platform via direct marketing to our curated marketing lists.

Competition

The Company's primary competitors are Virbela, Mytaverse, Spatial, and The Sandbox.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation. Our current competitive advantage is our accessibility, customization options and product quality.

Customer Base

The Company's customers are primarily in the small and medium sized business, education, and some large enterprise markets.

Intellectual Property

The Company is dependent on the following intellectual property:

The only IP would be the Tookeo Platform itself. BizzTech does not have any patents relating to the Tookeo Platform.

Governmental/Regulatory Approval and Compliance

The Company currently operates as a remote business and does business internationally. As a result, are subject to federal, state, and local laws regarding the protection of consumer data, marketing practices, and labor laws. Such laws are subject from time to time.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3907 Antelope Trl, Temple, TX 76504.

The Company conducts business in USA and Western Europe.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review **Exhibit B** carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$1,250	5%	$47,500
Product Development	72%	$18,000	34.32%	$326,074
Operations	4.8%	$1,200	18.53%	$176,019
Marketing	4%	$1,000	22.21%	$211,030
Software Development Fees	0%	$0	10.53%	$100,000
Technology & Overhead	14.2%	$3,550	9.41%	$89,377
Total	**100.00%**	**$25,000**	**100.00%**	**$950,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	BizzTech Positions	Employment History for Past Three Years	Education & Qualifications
Jason F. Shuster	COO, Director	Chief Operations Officer BizzTech Inc., August 20, 2021, – Present, Responsibilities: • Drive operational strategy • Oversee finance & financial strategy • Support CEO and other executives in day-to-day operations • Speak to and liaise with investors and external relationships. Director, Athena Worlds, LTD., 2021 – Present, Responsibilities: • Assist with creation of operational strategy, company organization and structure, and management procedure Led early company strategy, and onboarding the advisory board Co-Founder & Finance Director, Bad Panda Games Inc., May 2017 - July 12, 2021, Responsibilities: • Created detailed financial reports • Analyzed trends, streamlined procedures • Created solutions for operational inefficiencies	University of Utah – David Eccles School of Business. Master of Science – MS, Finance. Brigham Young University – Idaho. Bachelor of Science – BS, Business Management – Entrepreneurship and Finance
Rosi Vieira	CMO, Director	Chief Marketing Officer - BizzTech Inc., July 2021 – Present, Responsibilities: • Responsible for direction and execution of marketing strategy • Social media creation	Universidad Nacional de Educación a Distancia – U.N.E.D

		• Website content creation Co-Founder, European University Esports (EUE) Non-Profit, April 2019 – Present, Responsibilities: • Management of company's overall advertising and sales strategy • Negotiating advertising contracts • Approving marketing campaign ideas • Coordinating marketing efforts	
Dirk Schmidt	CEO, Director	Chief Executive Officer, BizzTech Inc., July 2021 – Present, Responsibilities: • Vision and direction of the company • External communications with potential investors, key clients • Holding each team accountable Co-Founder, European University Esports (EUE) Non-Profit, April 2019 – Present, Responsibilities: • Creating, communicating, and implementing the organization's vision, mission, and overall direction • Soliciting advice and guidance • Formulating and implementing strategic plans to guide the direction of the business	Technishce Hochschule Lubeck The Open University
Andrew Maner	CTO	Chief Technology Officer, BizzTech Inc., July 2021 - February 2022, Responsibilities: • Technical stack, web presence • Technology development • Andrew works directly with the Head of Product to	University of Alabama at Birmingham, Birmingham, AL. Ph.D. in Applied Mathematics (Minor in Physics) M.S. in Mathematics

		ensure that coding standards are kept, and that products interact with other technologies the company uses Chair of General Education/ Faculty Coordinator, The Art Institute of Tampa, Tampa FL, December 2018 – Present, Responsibilities: • Hire, train, and mentor all general education faculty across four campuses • Monitor curriculum quality and ensure compliance with SACS accreditation standards • Serve as Co-Chair of the institutions QEP Committee, overseeing all data collection, analysis, and reporting Mathematics Faculty, Southern New Hampshire University COCE, March 2014 – Present, Responsibilities: • Teach applied statistics course focused on data analytics and machine learning	Georgia State University, Atlanta, GA. B.S. in Physics (Minor in Mathematics)
John VanderZwet	Head of Product	Head of Product, BizzTech, January 1, 2022 – Present, Responsibilities: • Engineering, execution, and vision for product and product strategy • Works with team of artists, engineers, and designers to ensure that products are the highest quality Asylum Entertainment Inc., Ottawa - Chief Executive Officer, December 2014 – Present, Responsibilities:	St. Lawrence College. Police Foundations, Law Enforcement

| | | Directed and motivated a team of over 20 game developers Handled all financing, licensing, and marketing for game titles Designed and integrated custom network infrastructure for a game
Lead Developer at Camel Cup Graphics, Albuquerque, May 2018 – April 2020, Responsibilities: Designed key features and technical structure of Six Temples Operated as the sole programmer, network engineer and technical artist Managed and directed art production team of eight | |

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Texas, Florida, Canada, and Spain.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount authorized	1,000,000
Amount outstanding	860,000
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute, or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues new shares of Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The Crowd Notes convert into Shadow Series Preferred Stock (as defined in the Crowd Note), which will have different rights than those of the Company's Common Stock.

Type of security	Stock Options
Amount authorized	140,000
Amount outstanding	140,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute, or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Stock Options are exercised.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	14%
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The Stock Options give the holder the right to purchase shares of the Common Stock, while the Crowd Note convert into Shadow Series Preferred Stock (as defined in the

	Crowd Note) upon the occurrence of certain events.

Type of security	Warrant
Amount authorized	1
Amount outstanding	1
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute, or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Warrant is exercised, and the holder participates in a Qualified Financing (see Other Material Terms below).
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other Material Terms	In March 2022, BizzTech was accepted into the Newchip Accelerator program and, upon acceptance, granted Newchip the option to participate in a future Qualified Financing event for up to $250,000 in exchange for equal and favorable (20% discount or 1.5X the highest discount offered to investors) terms in the securities issued. This warrant also grants Newchip the option to participate in subsequent Qualified Financing events for up to 24 months from the effective date March 26, 2022. A Qualified Financing event means any equity or equity-linked financing event, including this Offering, from which the Company receives gross proceeds of at least $100,000.
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The Warrant gives the holder the right to participate in a Qualified Financing, while the Crowd Note converts into Shadow Series Preferred Stock (as defined in the Crowd Note) upon the occurrence of certain events.

The Company currently has the following debt outstanding:

Type of debt	Software Development Fees
Name of creditor	Phony Games
Amount outstanding	$390,000.00
Interest rate and payment schedule	No Interest, Flexible Payments
Amortization schedule	N/A
Describe any collateral or security	Tookeo Platform Code
Maturity date	August 1, 2025
Other material terms	Ownership of the foundational code upon which the Tookeo platform was developed will transfer to BizzTech upon payment of amount(s) owed. If BizzTech does not pay any amount properly due to Phony Games under this agreement, BizzTech may be charged a late fee of 5% of the due amount or $100 USD, whichever is greater.

Type of debt	Charge Card
Name of creditor	Silicon Valley Bank
Amount outstanding	$10,621.52
Interest rate and payment schedule	Due in full
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	November 26, 2022 *(current due date)*
Other material terms	Account is in default for the following reasons: Credit limit exceeded Failure to remit payment Penalty fees for late payments: $32 or 2.5% of the charges that have been billed on the periodic statement and remain unpaid for one

	(1) or more billing cycles, whichever is greater.

Type of debt	Promissory Note
Name of creditor	Eric Shuster
Amount outstanding	$2,500.00
Interest and payment schedule	Principal plus $375 due in full December 31, 2022
Amortization schedule	Principal and Interest due at Maturity
Describe any collateral or security	None
Maturity date	December 31, 2022
Other material terms	Note extended from September 17, 2022, to December 31, 2022, increased interest due from $250 to $375.

Ownership

The majority of the company is owned by the co-founders Dirk Schmidt and Rosi Vieira.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Dirk Schmidt	38.37%
Rosi Vieira	38.37%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Primary expenses consist of the following: basic software and services to operate the company (website, email, accounting software, etc.). The company began generating revenue in October 2022.

Liquidity and Capital Resources

The proceeds of this offering will allow BizzTech to bring their experienced technical team on board full time (they have all agreed to contingent offers), allow for additional sales and marketing staff to be hired, and to meet the needs of customers that are currently on our waitlist due to time/human capital constraints.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

The Company owes $390,000 to Phony Games for the development of the Tookeo Platform. Payments are due in flexible installments, and the obligation matures on August 1, 2025.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $950,000.00 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 17, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $950,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues, or other established criteria of value and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to a closing or the Offering Deadline, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon the closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note instrument(s) in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$6,000,000

Discount
20%

Dividends
The Securities do not entitle the Investors to any dividends.

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but receives company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Notes would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing
The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (iii) as part of an IPO or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Additional Transfer Restrictions

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.
TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE

TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Transaction Type	Loan
Related Person/Entity	Eric Shuster
Relationship to the Company	Father of Director Jason Shuster
Total amount of money involved	$2,500.00
Benefits or compensation received by related person	$375 Interest
Benefits or compensation received by Company	Operating capital
Description of the transaction	Promissory Note

Transaction Type	Current Business Dealings
Related Person/Entity	John VanderZwet
Relationship to the Company	Director
Total amount of money involved	$390,000
Benefits or compensation received by related person	Payment for the foundational code upon which the Tookeo platform was developed.
Benefits or compensation received by Company	Transfer of ownership of the foundational code upon which the Tookeo platform was developed upon payment of amount(s) owed.
Description of the transaction	Software Development Fees

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Dirk Schmidt
(Signature)

Dirk Schmidt
(Name)

Co-Founder, CEO
(Title)

November 17, 2022

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Dirk Schmidt
(Signature)

Dirk Schmidt
(Name)

Co-Founder, CEO
(Title)

November 17, 2022

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Dirk Schmidt being the founder of Bizztech, Inc., a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity, and cash flows for the year ended December 31, 2021, and the related notes to said financial statements (collectively, the "Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Dirk Schmidt
(Signature)

Dirk Schmidt
(Name)

Co-Founder, CEO
(Title)

November 17, 2022

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Pitch Deck

EXHIBIT A

Financial Statements



BIZZTECH, INC.
A Delaware Corporation

Financial Statements and
Independent Accountants' Review Report

December 31, 2021

BIZZTECH, INC.

Period from July 12, 2021 (inception) through December 31, 2021

Table of Contents

Independent Accountants' Review Report 1

Financial Statements

Balance Sheet (unaudited) 2

Statement of Operations (unaudited) 3

Statement of Stockholders' Equity (Deficit) (unaudited) 4

Statement of Cash Flows (unaudited) 5

Notes to the Financial Statements (unaudited) 6-9

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To the Board of Directors and Management of Bizztech, Inc.
Temple, Texas

We have reviewed the accompanying financial statements of Bizztech, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from July 12, 2021 (inception) through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited working capital, has not yet launched its revenue-producing operations and has disclosed that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.
We are required to be independent of Bizztech, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
July 15, 2022

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

BIZZTECH, INC.
BALANCE SHEET

December 31, 2021 (unaudited)

Assets

	2021
Current assets	
Cash and cash equivalents	$ -
Total current assets	-
Property and equipment, net	8,431
Total assets	$ 8,431

Liabilities and Stockholders' Equity (Deficit)

Current liabilities	
Accounts payable	**2,169**
Total liabilities	**2,169**
Stockholders' equity (deficit)	
Common stock, $0.0001 par value, 1,000,000 shares authorized;	
860,000 shares issued and outstanding	**86**
Additional paid-in capital	**8,431**
Accumulated deficit	**(2,255)**
Total stockholders' equity (deficit)	**6,262**
Total liabilities and stockholders' equity (deficit)	$ **8,431**

See independent accountants' review report and accompanying notes to the financial statements.

BIZZTECH, INC.
STATEMENT OF OPERATIONS

For the period from July 12, 2021 (inception) to December 31, 2021 (unaudited)

	2021
Sales	$ -
Cost of sales	-
Gross profit	-
Operating expenses	
General and administrative	2,255
Total operating expenses	2,255
Operating loss	(2,255)
Other income (expenses)	
Other income (expense)	-
Net income (loss) before income taxes	(2,255)
Provision for income taxes	-
Net loss	$ (2,255)

See independent accountants' review report and accompanying notes to the financial statements.

- 3 -

BIZZTECH, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the period from July 12, 2021 (inception) to December 31, 2021 (unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total
	Shares	Amount			
Balance, July 12, 2021 (inception)	-	$ -	$ -	$ -	$ -
Issuance of founders' shares	860,000	86	-	-	86
Capital contributions from founders'			8,431		8,431
Net income (loss)	-	-	-	(2,255)	(2,255)
Balance, December 31, 2021	860,000	$ 86	$ 8,431	$ (2,255)	$ 6,262

BIZZTECH, INC.
 STATEMENT OF CASH FLOWS

For the period from July 12, 2021 (inception) to December 31, 2021 (unaudited)

	2021
Cash flows from operating activities	
Net income (loss)	$ (2,255)
Adjustments to reconcile net income to net cash	
provided by (used in) operating activities:	
Stock-based compensation	**86**
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	**2,169**
Net cash provided by operating activities	-
Cash flows from investing activities	
Purchase of property and equipment	**(8,431)**
Net cash used in investing activities	**(8,431)**
Cash flows from financing activities	
Contributions from shareholders	**8,431**
Net cash provided by financing activities	**8,431**
Net increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental Disclosure	
Interest paid	$ -
Taxes paid	$ -

For the period from July 12, 2021 (inception) to December 31, 2021 (unaudited)

Note 1 – Nature of Business and Summary of Significant Accounting Policies –

This summary of significant accounting policies of Bizztech, Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities
Bizztech, Inc. was incorporated on July 12, 2021 under the laws of the State of Delaware, and is headquartered in Temple, Texas. The Company intends to operate a software-as-a-service platform for businesses to operate and events to take place virtually in the metaverse. The Company's current software platform is still undergoing development.

Basis of presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates
Management uses estimates and assumptions in preparing the financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Property and equipment
Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally five years for all assets.

Intangibles
Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining 'technical feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary on December 31, 2021 and 2020.

Advertising costs
The Company expenses advertising costs as incurred. Advertising costs were $nil for the period ended December 31, 2021.

For the period from July 12, 2021 (inception) to December 31, 2021 (unaudited)

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

     I.   Identify the contract with a customer
     II.   Identify the performance obligations in the contract
     III.   Determine the transaction price
     IV.   Allocate the transaction price to the performance obligations in the contract
     V.   Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue is expected to consists of the availability, uptime, and right-to-use the Company's software platform, which is currently under development. Revenue is recognized when the items are delivered to customers, generally on a monthly basis as access to the underlying services are provided and made available.. Revenue is presented net of returns and discounts.

For the period ended December 31, 2021, the Company had not yet generated any revenue.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception, has limited operating capital, and has not yet launched its software platform or generated any revenue as of December 31, 2021 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to develop profitable sales of its flagship software platform, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Property and Equipment

Property and equipment consist of the following on December 31:

	2021
Furniture and equipment	8,431
Total	8,431
Less: Accumulated depreciation	-
Property and equipment, net	$ 8,431

Depreciation expense for the period ended December 31, 2021 was $nil.

Note 4 – Equity

At December 31, 2021, the Company had one million (1,000,000) , $0.0001 par value, shares of common stock authorized, with 860,000 shares issued and outstanding. The 860,000 shares outstanding have all been issued to the Company's founding officers. The remaining 140,000 unissued shares are allocated to outstanding options and reserved for future issuance. All 140,000 options are held by the Company's Chief Operating Officer and are exercisable with no expiration at a price of $.10 per share. Based on the Black-Scholes option pricing model using fair value of $.0001 per share, exercise price of $.10 per share, volatility of 100%, and a 10-year exercise term, the options had nominal value.

Also during the period ended December 31, 2021, the Company's officers personally paid an aggregate $8,431 for office furniture and office equipment, recognized as additional paid-in capital.

Note 5 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection.

For the period from July 12, 2021 (inception) to December 31, 2021 (unaudited)

The Company currently has immaterial tax net operating losses, for which it may receive future tax benefits. However, as of December 31, 2021, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit, based on the federal corporate tax rate of 21%.

Note 6 – Risks, Uncertainties, and Commitments

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2020, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

During the year ended December 31, 2021, the Company signed a software development agreement with a third-party developer in Canada. The agreement specifies, among other things, that the Company will obtain right, title, and interest to all source code and product developed under the agreement on the date in which total payment of $390,000 is paid to the developer. As of the date of these financial statements, no amounts have yet been paid and no consideration has been transferred to the Company.

Note 7 – Subsequent Events

The Company has evaluated events that have occurred through July 15, 2022, the date these financial statements were available to be issued, and have identified the following events for disclosure:

The Company's founders transferred an aggregate 200,000 previously-issued shares to four employees/advisors, 100,000 of which vested immediately and the remaining vest at various times over 36 months. The Company's 140,000 unissued shares remain allocated to the option pool.

The Company signed a reseller agreement with an individual for its unreleased Tookeo metaverse software platform, in which the reseller will receive up to a 15% commission for sales and leads generated by the reseller.

In exchange for entry into the Series Seed Accelerator 24-week program, the Company paid a cash fee and issued warrants to NewChip LLC which allows the investor to exercise up to $250,000 in warrants at a future price to be determined by an open qualified financing of the Company. The warrants expire 24 months from issuance.

The Company entered into a short-term loan agreement in the amount of $2,500 with a family member of one of the Company's founding members, carrying 10% interest per annum.

During 2022, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through MicroVenture Marketplace, Inc., a registered broker-dealer and FINRA member.

EXHIBIT B

Company Summary



MicroVentures

Company: BizzTech

Market: Virtual Reality

Product: Interactive 3D events platform

Company Highlights

- Offers a 3D, virtual reality & metaverse platform called Tookeo that is an alternative space for in-person meetings, events, business communities and 100% digital meeting environments
- In June 2022, the company launched an open alpha under the label MetaLinked as a proof of concept for business communities in the Metaverse
- The company claims that their technology does not need to be downloaded or require high-speed internet
- Onboarded first paying customer in October 2022

WHY IT'S INTERESTING

Within the last couple of years, virtual interactions have become commonplace as companies and organizations quickly shifted from in-person work and events to online meetings and webinars. Despite in-person meetings and events being held again, virtual interactions are still increasingly common. In fact, 94% of participants in a 2021 survey reported they were planning for virtual events in 2022, with almost half stating they plan to increase the number of events they host, according to a 2021 survey conducted by Kaltura.[i]

More widely adopted in response to the health concerns and spread of COVID-19, virtual meetings and events have gained massive popularity in recent years and continue to gain traction in 2022. Zoom for example, has 350 million daily meeting participants in 2022, up from only ten million at the end of 2019.[ii] On the back of this, Meta and many other companies have begun to focus on the next evolution of this trend: The Metaverse. A recent study by McKinsey estimates that the metaverse will be a $5 trillion market by 2030,[iii] and a report by Citibank estimates that number could reach $13 trillion by 2030.[iv] In December 2021 Bill Gates stated "Within the next two or three years, I predict most virtual meetings will move from 2D camera image grids — to the metaverse, a 3D space with digital avatars."[v] More recently, Ciena conducted a survey that concluded that 78% of professionals are prepared for the metaverse.[vi]

This massive shift to virtual interactions has the potential to put Austin-based BizzTech in an ideal position. The company's Tookeo platform is an advanced virtual reality and metaverse platform led by a team of experienced professionals from the gaming, software, and virtual events industries. The platform aims to combine traditional business meeting functions such as file, screen sharing, and video calls with immersive gaming technology to designed produce a data rich 3D networked environment for companies and professionals to meet and conduct business.

Pitch Deck / Video



EXECUTIVE SNAPSHOT

Through constant dissatisfaction with existing platforms hosting events and holding business events, BizzTech's founders entered the B2B virtual events space to create its own immersive and engaging platform for virtual businesses. In April 2022, the company entered into a business development agreement with a third party to facilitate a sales pipeline and marketing strategy for the Tookeo platform. The technology is engineered to offer customers the ability to rent out existing 3D environments, integrate into partially tailored 3D environments, or request a fully bespoke metaverse platform to conduct or engage in business. Its use-cases range from daily meetings, auctions, and events to university classrooms, or product showrooms.



Jason

COMPANY SUMMARY

Opportunity

How much time have you spent in the metaverse this year? Estimates from the research firm Gartner predict that by 2026, 25% of people will spend at least one hour per day in the metaverse for work, shopping, education, and social or entertainment. The report claimed that enterprises will be able to provide better engagement, collaboration, and connection to their employees through workplaces in virtual environments.[vii] Furthermore, a survey from McKinsey found that 95% of executives surveyed believe that the metaverse will have a positive impact on their industry.[viii] However, virtual reality (VR) and augmented reality (AR) applications usually require high computing power as well as physical headsets to operate efficiently, resulting in a huge cost for businesses.

BizzTech aims to solve these problems by providing an affordable Metaverse-as-a-Service (MaaS) platform for professionals and businesses. The company has a web-based metaverse, which does not need to be downloaded or require high-speed internet (operational at only 4Mbps), making the platform accessible to businesses of all sizes in any regions that have historically lacked high-speed internet. Furthermore, BizzTech's platform is designed to allow businesses get access to a full metaverse environment containing next-gen avatars and a number of business tools including whiteboards, presentations, private rooms, and real-time webcam sharing.

Product

BizzTech's virtual reality platform, Tookeo, seeks to immerse users in a virtual space, which can be used for a host of different events, business meetings, or social gatherings. Tookeo is a web-based platform engineered to be useable with no download needed and low bandwidth requirements (4mbps), making it extremely accessible for a wide variety of customers. Some features on the platform include:

- **Online Business Matchmaking:** Engineered to match attendee with prospective leads during events. This eliminates the time waste of wandering around conferences, hoping to bump into the right person.



- **Business Community Building:** Seeks to allow users to build communities on the platform by inviting their target audience to join. With a community, event hosts can promote upcoming events, sell ads and sponsoring, and more.
- **Interactive & Customizable 3D Environments:** Events can be customized for a variety of use cases including trade shows, education, conferences, meetings, and team trainings.



BizzTech aims to help businesses step into the metaverse by providing tailored solutions. The company's goal is to meet its customers' needs by offering three separate services:

Existing 3D environments



> Use Cases:
> - Meetings
> - Trainings
> - NFT Auctions
> - Business Events
> - Trade Shows



Partially tailored 3D environments

LOGO
Company name
LOGO

Use Cases:
- Business Communities
- Service Providers
- Marketing Agencies
- Podcasters & Content Creators



Fully customized Metaverse environment

Use Cases:
- Universities
- Corporations stepping into the Metaverse
- Bringing a website into the Metaverse
- Art, Fashion, and Music
- Product Showrooms

BizzTalk

BizzTalk is a series of episodes where Jason Shuster, BizzTech's Chief Operating Officer, sits down with industry veterans to discuss the emergence of metaverses in their respective industries. These discussions can be found on BizzTech's YouTube page.





bizztalk Metaverse
Jason
Dirk
tookeo
Gast
Einstieg ins Metaverse
3. August, 17:00 Uhr
Jasper Börnsen
Justaddsugar GmbH
Head of NFTs & Metaverse
tookeo

bizztalk Metaverse
Jason
Dirk
tookeo
Our guest
Fashion in the Metaverse
July 5th @ 5pm UK
Warren Parker-Mills
Chief Executive Officer
Fashion Metaverse Club
tookeo






Use of Proceeds and Product Roadmap

If the minimum amount is raised ($25,000) or the maximum amount ($950,000) is met, the company expects to use the proceeds as follows:



- Intermediary Fees: BizzTech will use a portion of the funds from this raise to pay intermediary fees
- Product Development: Further development of products, mainly key features, and functions for BizzTech's target customer base
- Operations: Basic operations of the company, including daily operations, finance, and customer success
- Marketing: General marketing costs, campaigns, social media, and sales staff
- Software Development Fees: Costs related to further develop its software
- Technology & Overhead: Software, hardware, and server costs needed for daily operations



Product Roadmap

BizzTech plans to use a portion of the funds from this raise for product development. Specifically, the company intends to upgrade and improve the Tookeo platform in various stages:

Alpha 1.5
- Upgrade Systems & User Experience
  - Upgrade infrastructure & 3D engine to improve graphics and data computing capability, allowing for other cloud providers beyond AWS such as IBM, Rack Space, and Azure
  - Introduce new environments for more use cases including e-commerce, government, and education
  - Incorporate data reporting for customers
  - Streamline onboarding & usability by improving the user interface and user experiences

Alpha 2.0
- Streamline Processes and Monetization
  - Further improve user experience with 1-click solutions for sign-up
  - Introduce self-service for B2B clients such as administrative functions and user driven customization

Beta 1.0
- Full Business Feature Integration
  - Introduce next-gen avatars with higher end graphics, animations, and customization
  - Streamlined business communities features and creation
  - Integrate e-commerce back-end capabilities for customers
  - Real-time audio translation

Beta 2.0
- Full Web 3.0 Integration
  - Introduce BlockChain, Cryptocurrencies, Digital Wallets, NFTs, and Membership Models

Gold 1
- Full Product Launch
  - Introduce Full VR option for headsets
  - 50+ Environments for different use cases
  - Marketplace integration for creators, events, communities, and sponsors

Business Model

BizzTech operates a Metaverse-as-a-Service (MaaS) business model, charging companies for access, customized services, and advertising on its platform. The company currently offerings the following pricing options:[ix]

Existing 3D environment rentals – From $15 Per User Per Day

Partially tailored 3D environment rentals – Starting from $15,000*

Fully bespoke metaverse platforms and environments – Starting from $50,000*

*Pricing is determined on a case-by-case basis

Partners and Clients

- Current clients include Surgery & Therapy Summit
  - Currently engaged in discussions with the Surgery & Therapy summit to host 3 events on the platform
- Technology partners include AWS
  - Joined AWS's Activate Portfolio program

Other Traction Highlights

- In June 2022, the company launched a limited open alpha under the label MetaLinked as a proof of concept for business communities in the metaverse
- Company has a reseller agreement to sell Tookeo services

BizzTech's general expenses include items such as tuition for NewChip's Startup Accelerator program, Amazon Web Services fees, and 3rd party expenses for art and design. The company's expenses peaked in May 2022 with NewChip's Startup Accelerator program tuition, software bills, and the purchase of outsourced 3D art for the platform.



BizzTech began generating revenue via it's Metaverse-as-a-Service model in October 2022 as it received its first customer, Surgery and Therapy summit.





BizzTech Profit (loss), November 2021 - October 2022
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
$2,000
$-
$(2,000)
$(4,000)
$(6,000)
$(8,000)
$(10,000)
$(12,000)

INDUSTRY AND MARKET ANALYSIS

According to Statista, the global metaverse market was estimated to be worth $38.85 billion in 2021 and will rise to $47.48 billion in 2022 before soaring to $678.8 billion by 2030.[x] A recent study by McKinsey estimates that the metaverse will be a $5 trillion market by 2030,[xi] and a report by Citibank estimates that number could reach $13 trillion by 2030.[xii] The same McKinsey study states that an estimated >15% of corporate revenue is expected to come from the metaverse in the next 5 years according to 25% of senior executives surveyed. Major factors expected to drive this growth include a growing focus on integrating digital and physical worlds using the internet, increasing momentum and popularity of mixed reality (MR), augmented reality (AR), and virtual reality (VR), and the outbreak of COVID-19. Additionally, tailwinds like the rise of cryptocurrency could potentially bolster further growth to the market as digital assets are often purchased using cryptocurrencies such as Bitcoin and Ethereum.[xiii]

In September 2022, a global study commissioned by Ciena revealed that business professionals are eager to collaborate in the virtual world. The company found that 96% of the 15,000 people surveyed see the value of virtual meetings, and 78% say they would participate in more immersive experiences. Moreover, unreliable network performance was cited by 38% as the top concern for organizations. Lastly, 71% of professionals could see the metaverse becoming incorporated into their existing work functions, and 40% believe they will move towards more immersive and virtual reality-based platforms in the next two years.[xiv]



Virtual Reality Usage Frequency in the U.S., 2018 – 2021



Source: Statista

Virtual Reality Financings

In the past 11 years, a total of $30.25 billion has been invested in Virtual Reality companies across 5,465 deals. In 2021, $4.7 billion was invested across 606 deals. Additional financing highlights include:[xv]

- Capital invested increased at a compounded annual growth rate of 5.07% since 2016.
- Capital invested reached an 11-year high in 2019 at $6.58 billion, while deal count peaked in 2017 at 879
- Median deal size increased reached $1.87 million in 2021, an 11-year high

Capital Invested and Deal Count in the Virtual Reality Industry, 2011 - 2021







Virbela: Founded in 2012, Virbela builds engaging virtual worlds for remote work, learning, and events. The founding team is made up of behavioral psychologists with a mission to help organizations and people thrive in a remote-first future. With 3D spaces that are social and collaborative, Virbela seeks to bring business and in-person experiences to life online, while enabling remote teams to be more connected and productive.[xvi] Some of their notable clients include companies like the Royal Bank of Canada (RBC), HTC, and MIT Sloan School of Management.[xvii] In November 2018, eXp World Holdings, the holding company for eXp Realty, the largest residential real estate brokerage by geography in North America acquired the assets of Virbela[xviii] for approximately $11 million.[xix]



Mytaverse: Founded in 2020, the Mytaverse platform, which is powered by GathR Virtual Studios Inc, creates 3D immersive settings which provide businesses, nonprofits, academic, and government institutions with digitally visualized hybrid workspaces. The fully-immersive ecosystem employs the Epic Games Unreal Engine and meshes with other core platform components and integrated third-party applications creating a 3D experience without virtual reality (VR) goggles.[xx] Since launching Mytaverse has landed large clients including PepsiCo, Dassault Aviation, Asian Sky Group, and Zaha Hadid Architects.[xxi] In April 2022, the company raised a $7.6 million Seed round led by Blumberg Capital with participation from Baselayer Ventures, Correlation Ventures, and Accelerator Ventures. Capital from the raise will go towards accelerating product development, expanding sales and technology teams, and further deepening interactions with brands.[xxii]



Spatial: Founded in 2016, Spatial allows NFT creators to customize a virtual space and gather for events such as exhibitions, brand experiences, and conferences. The company empowers its users to leverage beautiful spaces to share content, build a community, and drive meaningful sales of their creative works and products. It also allows its users to create functional 3D spaces as NFTs to sell or rent to others looking to host immersive experiences. Spatial offers free services for creators looking to host exhibitions, meetup, and live events. Spatial+ costs $25 per month for creators looking to host more curated and controlled experiences. Lastly, customers can reach out for custom quotes on specially tailored events.[xxiii] In December 2021, the company raised $25 million in a Series B round,[xxiv] bringing its total funding to $47.3 million.[xxv]



The Sandbox: The Sandbox is a decentralized, community-driven platform, where creators can make voxel assets and gaming experiences and monetize them on the blockchain. It features three main components: an NFT builder, a Marketplace, and a Game Maker. Players can create digital assets, upload them to the marketplace and create game experiences. The Sandbox secured over 50 partnerships to build a fun creative play-to-earn gaming platform, owned and made by players. The Sandbox aims to bring blockchain into gaming,



attracting both crypto and non-crypto enthusiasts by offering the advantages of true ownership, digital scarcity, monetization capabilities and interoperability. The company raised a $93 million Series B funding round in November 2021 led by Softbank Vision Fund 2.[xxvi]

EXECUTIVE TEAM



Dirk Schmidt, Co-founder & CEO: Prior to co-founding BizzTech and the European University Esports (EUE), Dirk Schmidt built a chain of fitness centers in Switzerland that was acquired by TC Holdings in 2001. After the acquisition, he served as Finance Manager for two years where he was responsible for 14 gyms with over 12,500 members and 350 employees. Since leaving TC Holdings in 2003, Schmidt has been active in many personal investments involving real estate and early-stage startups.



Jason Shuster, Chief Operating Officer: Prior to joining BizzTech, Jason Shuster launched his career in tech and gaming by co-founding Bad Panda Games Inc, – a game development studio in Austin, TX, where he served as the Head of Finance for three years. Shuster has additional startup experience through a health and life insurance agency called Rocky Mountains Benefits Group, which he co-founded in 2017, as well as through his current role as Director for Athena Worlds, UK-based gaming, and software startup. Shuster earned his bachelor's in Business Management from Brigham Young University's Idaho campus and then a Master of Science: Finance degree from the University of Utah's David Eccles School of Business.



Rosi Vieira, Co-founder & Chief Marketing Officer: Rosa Vieira is a co-founder and Chief Marketing Officer. At BizzTech, Vieira is responsible for spearheading the marketing strategy, executing the marketing plan, and increasing social media engagement. Prior to BizzTech, Vieira served as a Marketing Director for a café chain and industrial donut production company for two years. She holds a degree in Marketing, Administration, & Business Finance and another degree in Coach Ontological & Emotional Intelligence from the Universidad Nacional de Educación a Distancia.



Andrew Maner, CTO: Andrew Maner has a strong background in academics, algorithm, and software development, and is an experienced leader of small- to mid-sized engineering teams. Over the past two decades, he has worked in the defense industry for companies such as Raytheon, USAF, Boeing, McClendon, US Army, RADEOS, and Ai Tampa. Additionally, he's held multiple faculty roles for several universities like ITT Technical Institute and The Art Institute of Tampa where he currently serves as the Chair of Education. Maner holds a PhD in Applied Mathematics and an MS in Mathematics from the University of Alabama at Birmingham (UAB) and a BS in Physics from Georgia State University.



**John VanderZwet, Head of Product:** John VanderZwet currently serves as Head of Product at BizzTech in a part-time capacity, however, he's planning to join the company full-time after the financing round. Currently, VanderZwet serves as CEO and Co-Founder of Asylum Entertainment, a video game studio company. Prior to founding Asylum in 2014, VanderZwet was a Lead Developer for Camel Cup Graphics for nearly two years, where he managed and directed an art production team of eight. Before that, he held multiple roles including Lead Programmer & Project Manager, Programmer & Producer, and Programmer & Project Manager at companies such as Gaming Asylum, Star Vault, and Curse. VanderZwet holds a BS in Law and Administration from St. Lawrence College.

PAST FINANCING

The company has not raised any capital prior to this crowd note offering. It has $403,121.52 worth of loans outstanding. More detailed descriptions and terms for each loan can be found listed in the Form C.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $950,000
Discount Rate: 20%
Valuation Cap: $6 million
Conversion Provisions: In connection with equity financing of at least $950,000, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $6 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the



offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



[i] https://blog.hubspot.com/marketing/future-of-events

[ii] https://www.amraandelma.com/zoom-statistics/

[iii] https://drive.google.com/file/d/18e5i6Q04dxxhYkn6qPGNr8cltZltT-rx/view

[iv] chrome-extension://efaidnbmnnnibpcajpcglclefindmkaj/https://ir.citi.com/gps/x5%2BFQJT3BoHXVu9MsqVRoMdiws3RhL4yhF6Fr8us8oHaOe1W9smOy1%2B8aaAgT3SPuQVtwC5B2%2Fc%3D

[v] https://www.gatesnotes.com/About-Bill-Gates/Year-in-Review-2021

[vi] https://www.ciena.com/about/newsroom/press-releases/78-of-business-professionals-are-ready-for-the-metaverse

[vii] https://www.gartner.com/en/newsroom/press-releases/2022-02-07-gartner-predicts-25-percent-of-people-will-spend-at-least-one-hour-per-day-in-the-metaverse-by-2026

[viii] https://www.mckinsey.com/about-us/new-at-mckinsey-blog/meet-the-metaverse-creating-real-value-in-a-virtual-world

[ix] https://bizztech.io/

[x] https://www.practicalecommerce.com/charts-metaverse-market-size-participants#:~:text=According%20to%20Statista%2C%20the%20global,to%20%24678.8%20billion%20by%202030

[xi] https://drive.google.com/file/d/18e5i6Q04dxxhYkn6qPGNr8cltZltT-rx/view

[xii] https://news.bitcoin.com/citi-predicts-metaverse-13-trillion-opportunity-5-billion-users/#:~:text=Mar%2031%2C%202022-,Citi%20Predicts%20Metaverse%20Could%20Be%20%2413%20Trillion%20Opportunity%20With%205,as%20many%20as%20five%20billion.

[xiii] https://www.grandviewresearch.com/industry-analysis/metaverse-market-report#:~:text=Key%20factors%20that%20are%20driving,development%20of%20Decentralized%20Finance%20(DeFi)

[xiv] https://www.ciena.com/about/newsroom/press-releases/78-of-business-professionals-are-ready-for-the-metaverse

[xv] Pitchbook Data, Downloaded June 30th, 2022

[xvi] https://www.linkedin.com/company/virbela/

[xvii] https://www.virbela.com/customers

[xviii] https://www.globenewswire.com/news-release/2018/11/30/1660285/0/en/eXp-World-Holdings-Completes-Asset-Acquisition-of-VirBELA.html

[xix] https://www.sdbj.com/news/2020/dec/02/virbela-sees-record-growth-its-virtual-worlds/#:~:text=The%20publicly%20traded%20company's%20revenue,it%20brought%20in%20%24282.2%20million.

[xx] https://www.linkedin.com/company/gathr-virtual-studios/

[xxi] https://www.mytaverse.com/

[xxii] https://www.finsmes.com/2022/04/mytaverse-closes-7-6m-seed-funding.html

[xxiii] https://spatial.io/pricing

[xxiv] https://forkast.news/headlines/art-gallery-metaverse-startup-spatial/

[xxv] https://www.crunchbase.com/organization/spatial-7213

[xxvi] https://www.pymnts.com/metaverse/2022/nft-gaming-platform-the-sandbox-plans-funding-round-at-4b/

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

BizzTech Inc.
3907 Antelope Trl
Temple, TX 76504

Ladies and Gentlemen:

The undersigned understands that BizzTech Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $950,000 of Crowd Notes (the "Securities") in a Regulation CF Offering (the “Offering”). This Offering is made pursuant to the Form C, dated November 17, 2022 (the “Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on April 17, 2023, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**
  i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder,

and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i.   The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.**
The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.**
The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**
i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	3907 Antelope Trl Temple, TX 76504 E-mail: jason@bizztech.io Attention: Jason Shuster
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity

| By_____ |
| Name: |
| Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| **BizzTech Inc.** |
| By_____ |
| Name: Jason Shuster |
| Title: COO & Director |

EXHIBIT D

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

BizzTech Inc.

CROWD NOTE

FOR VALUE RECEIVED, BizzTech Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $6 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is April 17, 2023.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or

acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $950,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire

Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding,

4

claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

   a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

   b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

   c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

   d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

   e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

   f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

   g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of

5

and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck


bizztech
Aiming to become LinkedIn of the Metaverse
Seed Opportunity
BizzTech (Delaware C-Corp)
Austin, Texas
USA
1

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

THE PROBLEM
Current Metaverse Platforms Are Less Suitable For Business



Difficulty to Access

Low-Poly, Unrealistic Style

Little to No Customization

Limited # of Users



OUR SOLUTION

The Metaverse Platform Designed For Business

It's the closest you can get to physically being there!

Easy To Access	Create Your Own Metaverse

Next-Gen Recognizable Photo-Based Avatars	

Photo-Realistic Graphics	Unlimited # of Users

We aim to be a bridge between web 2.0 and web 3.0

THE VISION

The Largest Professional Network

Bringing LinkedIn to the Metaverse



Photo-Realistic Environment and Spatial Audio:
Meet and interact just like you are there



Simultaneous Translation:
Speak your native language - everyone will understand



Business Events:
Attend and organize events in the Metaverse



Auditoriums:
Create and watch relevant content



Permanent Trade Show:
Showcase your business as an exhibitor



Podcast Studios:
Level up your podcast and engage your audience



Your Own Metaverse Space:
Build your thriving business group



Watch the Teaser





Potential Additions to our Business Model



Metaverse as a Service

We charge professionals and companies for:

Access	Customized Services	Advertising

Additional Future Business Model:

Monetize data and transactions (3D assets, NFTs)



ONETREEPLANTED
ONE DOLLAR. ONE TREE. ONE PLANET.
Since 2014, we have more than doubled the number of trees planted each year, and are working with partners across 43+ countries in North America, Latin America, Africa, Asia, Europe and the Pacific.
Plant a tree here by interacting with a mound of dirt and commit to planting a real tree with One Tree Planted.

Achievements & Traction

MetaLinked Business Communities

Startup Winner "World Leader Summit" [i]



Competition


bizztech
Our Team
Why Tookeo?
tookeo
Our Advisors

Features	BizzTech	LinkedIn	Spatial	Sandbox	Decentraland
Access w/out download	✓	✓		✓	✓
Photo-realistic graphics	✓				
100% Customizable	✓				
Unlimited users	✓	✓			
Permanent trade show	✓				
Business Features	✓	✓			
Simultaneous translation	✓				
Host virtual events	✓		✓	✓	✓

bizztech

Go-To Market

MetaLinked

Business networking and communities in the Metaverse - open community with paid features and services

Social Media

BizzTech has 1,428 followers on LinkedIn - giving us significant reach with decision makers and business leaders



BizzTalk Podcast

Weekly podcast/talk show with leaders and influencers in the Metaverse space - lead generation and influence.

YouTube page

Direct Marketing

BizzTech has developed strong, verified marketing assets:

- 1,428 followers on LinkedIn
- 1.4k subscribers on YouTube
- Executive's networks

Market


Metaverse
(e-commerce, advertising)
Social
Networking Sites
LinkedIn
TAM
SAM
SOM

2021

$38.9 Bn[ii]
Estimated Total Addressable Market

$39.7 Bn[iii]
Estimated Service Addressable Market

$11.5 Bn[iv]
LinkedIn Revenue

Expansion

Growing demand and adoption of the Metaverse combined with network effects we believe will lead to exponential growth in future years.

The Team



A former Senior Software Engineer at Boeing and a former Multiple project lead at Raytheon.

Full-time

CTO

Andrew Maner
PhD



CEO of Asylum Entertainment, Game and Software Engineer with over 15 Years of Experience

Full-time after Funding

Head of Product

John VanderZwet



A serial entrepreneur who has founded multiple companies in various countries, industries and verticals.

Top 50 web3 LinkedIn content creator (Airtable) by followers in July 2022

Dirk Schmidt
CEO & Co-Founder

Full-time



An experienced and big picture thinking online marketing specialist.

Full-time

Rosi Vieira
CMO & Co-Founder



Multiple Startup co-founder, Operations, Finance & Business Development in Gaming & Software

Full-time

COO & Director

Jason Shuster



Sales Director at Machinations, former Head of Sales, Games (EMEA) at Unity, Matthew is also the former Head of Sales at Multiplay (acq by Unity)

Advisor

Matthew Morris



Multi award-winning AR and VR specialist, lecturer on emerging technologies apps (works e.g. with Google, Chartered Institute of Marketing), international speaker and published author.

Advisor

David W. Sime

Sources

i. https://worldleadersummit.com/world-leader-summit-awards-details/

ii. https://www.grandviewresearch.com/industry-analysis/metaverse-market-report

iii. https://www.grandviewresearch.com/industry-analysis/social-networking-app-market-report#:~:text=The%20global%20social%20networking%20app%20market%20size%20was%20estimated%20at,USD%2050.4%20billion%20in%202022.

iv. https://www.businessofapps.com/data/linkedin-statistics/



Contact Us



Location

BizzTech (Delaware C-Corp)

Austin, Texas

USA



Websites

www.bizztech.io

www.tookeo3d.com

www.metalinked.me

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.